FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Ten Year Production Period Extension of Four Offshore Blocks in the Gulf of Thailand

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 29, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      x            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President Chief Financial Officer

October 29, 2007

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Ten Year Production Period Extension of Four Offshore Blocks in the Gulf of Thailand

Mitsui & Co., Ltd. (“Mitsui”) announced today that its subsidiary, Mitsui Oil Exploration Co., Ltd. (“MOECO”), its co-concessionaires and the Thai Ministry of Energy have signed an agreement in Bangkok to extend the production period of four offshore blocks (Block No. 10, 11, 12 and 13) in the Gulf of Thailand for an additional ten years from 2012 to 2022. The co-concessionaires are Chevron Thailand Exploration and Production, Ltd, a subsidiary of Chevron Corporation, and PTT Exploration and Production Public Company Limited.

The offshore blocks 10-13 encompass several major operating areas in the Gulf of Thailand with a daily average production of approximately 1.0 billion cubic feet of gas and 60,000 barrels of oil and condensate as of July 2007. The blocks are divided into three gas contract concession areas of U1, U2 and U3. MOECO currently holds a 20 percent working interest in concessions U1; 30 percent in U2; and 23.75 percent in U3.

Mitsui, through MOECO, is dedicated to working with the Kingdom of Thailand and co-concessionaires to contribute to the stable and reliable supply of energy in the Kingdom.

Attachment: Concession Area Map

For further information, please contact:

Mitsui & Co., Ltd.	Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596
E-mail: infoTKADZ@mitsui.com

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Concession Area Map

100° E
101° E
102° E
103° E
THAILAND
THAILAND
CAMBODIA
MYANMAR
12° N
11° N
10° N
9° N
8° N
7° N
Gulf of Thailand
Block No. 10,11, 12 and 13
Block 10
Block 11
Block 12
Block 13
THAILAND
1st Contract Area
2nd Contract Area
3rd Contract Area
0
50km